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                            January 24, 2022

       Mansour Khatib
       Chief Executive Officer
       GBT Technologies Inc.
       2450 Colorado Ave., Suite 100E
       Santa Monica, CA 90404

                                                        Re: GBT Technologies
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 12,
2022
                                                            File No. 333-262121

       Dear Mr. Khatib:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 12, 2022

       Executive Compensation, page 56

   1. Please update executive compensation and director compensation to reflect data for the last completed fiscal
year. Please refer to Question 117.05 of the Compliance and
                                                        Disclosure
Interpretations for Regulation S-K.
       General

   2.                                                   Please amend your
filing to name GHS Investments LLC as an underwriter. At a
                                                        minimum, this
disclosure should appear on the prospectus cover page and in the plan of distribution. For
additional guidance, refer to Question 139.13 of the Securities Act
                                                        Sections Compliance and
Disclosure Interpretations.
 Mansour Khatib
GBT Technologies Inc.
January 24, 2022
Page 2
3. Please tell us whether the company has any current involvement in digital ledger
         (blockchain) technology and/or the creation, issuance or use of digital assets. If so, please specifically describe the extent of the company's involvement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stacey Peikin at 202-551-6223 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameMansour Khatib                               Sincerely,
Comapany NameGBT Technologies Inc.
                                                               Division of
Corporation Finance
January 24, 2022 Page 2                                        Office of Trade
& Services
FirstName LastName